Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 18, 2025

VIA EDGAR TRANSMISSION

Yoon Y. Choo, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 109 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. Choo:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 17, 2025, with respect to the Amendment and the Trust’s proposed new series, the 2X Software ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As noted in response to prior comments from the Staff, and as noted in the Trust’s response letter dated June 12, 2025, the name of the Fund has been changed to the “2x Daily Software Platform ETF.”

Principal Investment Strategies

1.	Please explain in the disclosure what “core functions are being referred to.

Response: The Trust confirms that the Prospectus has been updated to include the foregoing explanation.

2.	Referring to the statement that “The Sub-Adviser is responsible for selecting the securities used to implement the Fund’s investment strategy,” the Staff notes that the securities comprising the Index are selected pursuant to a rules-based methodology, and that neither the Adviser nor the Sub-Adviser has input on Index constitution. Please revise the foregoing statement, or supplementally explain why it would not be appropriate to do so.

Response: The Trust confirms that the Prospectus has been revised to clarify that the Sub-Adviser will be responsible for management of the Fund’s collateral investments.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC